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[CMS ENERGY LETTERHEAD]


                                                                    EXHIBIT 99.B

VIA FEDERAL EXPRESS


November 17, 1998


Ms. Dorothy Wideman
Executive Secretary
Michigan Public Service Commission
6546 Mercantile Way
P.O. Box 30221
Lansing, Michigan 48909

         RE:      CASE NO. U-11610
                  (GLOBAL CERTIFICATION FOR FOREIGN UTILITY INVESTMENT)

Dear Ms. Wideman:

     The purpose of this letter is to provide notice to the Michigan Public Service Commission (the "Commission") that CMS Energy Corporation ("CMS Energy"), through its affiliate CMS Electric and Gas Company and various companies owned by CMS Electric and Gas Company, has made an equity investment of approximately $56.7 million in Sistema Electrico de Nueva Esparta (SENECA), an integrated electric distribution facility serving over 90,000 customers on Venezuela's Margarita Island. Included in the acquisition are 150 megawatts of diesel-fueled electric generating capacity and a submarine cable connecting the utility to the Venezuelan mainland. A CMS Energy led consortium acquired a 70 percent ownership interest in SENECA for approximately $63 million. CMS Energy has a 90 percent interest in the consortium. The remaining 10 percent is owned by two Venezuelan companies, Casa Paris S.A. and Consultores Occidentales S.A. The transaction closed on October 19, 1998.

     This letter will also provide notice that CMS Energy through its affiliates has been from time to time during 1998 acquiring on the open market common stock of Compania Forca e luz Cataguezes - Leopoldina ("Cataguezes") a Brazilian electric distribution company. CMS Energy acquired an interest in Cataguazes in January 1998 pursuant to the Commission's November 7, 1997 order in Case No. U-11559. Total purchases of Cataguezes common stock on the open market subsequent to CMS Energy's January investment amount to approximately $19.2 million. Further, CMS Energy through its affiliates has also acquired on the open market shares of the capital stock of Empresa Energetica de Sergipe S.A. ("Sergipe") a Brazilian electric distribution company. CMS



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acquired an interest in Sergipe in January 1998 pursuant to the Commission's
December 12, 1997 order in Case No. U-11593. Total purchases of Sergipe capital stock on the open market subsequent to CMS Energy's January investment amount to approximately $11 million.

     This notice is provided pursuant to the Commission's ex parte Order issued on January 28, 1998 in Case NO. U-11610 (the "Order") that allows CMS Energy to make up to $800 million in foreign utility investments in 1998. The Order requires CMS Energy to provide written notice to the Commission when it and its affiliates have cumulatively invested another $50 million or more in foreign utility investments. Such notice shall be provided within 30 days of the investment.

     Should you have any questions regarding the above referenced investment or this notice, please do not hesitate to contact the undersigned at the number referred to above.

                                         Very truly yours,


                                         /s/ Robert C. Shrosbree
                                         -----------------------
                                           Robert C. Shrosbree


RCS/sw